UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

GlobalSCAPE, Inc.

(Name of Subject Company)

GlobalSCAPE, Inc.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

37940G109

(CUSIP Number of Class of Securities)

Robert H. Alpert

Chief Executive Officer

4500 Lockhill Selma Road, Suite 150

San Antonio, Texas 78249

(210) 308-8267

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications

on Behalf of the Persons Filing Statement)

With a copy to:

Adam W. Finerman, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (“Amendment No. 4”) amends and supplements Item 8 and Item 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by GlobalSCAPE, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on July 31, 2020 (as amended and supplemented from time to time, and including the documents annexed thereto or incorporated therein the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Grail Merger Sub, Inc., a Delaware corporation (“Merger Sub”), a wholly owned subsidiary of Help/Systems, LLC, a Delaware limited liability company (“Parent” or “HelpSystems”), for all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of the Company at a price of $9.50 per Share, subject to any required withholding of taxes, net to the seller in cash without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 31, 2020, and in the related Letter of Transmittal, in each case, as may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 4. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION.

“ITEM 8. ADDITIONAL INFORMATION” is amended and supplemented by inserting after the subsection titled “—(k) Certain Company Information” a new subsection titled “—(l) Expiration of the Offer; Completion of the Merger” and the disclosure set forth below:

“At one minute after 11:59 p.m, New York City time, on August 27, 2020, the Offer expired. The American Stock Transfer and Trust Company, LLC, in its capacity as depositary and paying agent for the Offer, has advised Merger Sub that, as of the Expiration Time, a total of approximately 14,899,635 Shares, representing approximately 78.81% of the Company’s Shares currently outstanding as of the Expiration Time were validly tendered and not withdrawn in the Offer.

As of the Expiration Time, the number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfied the Minimum Tender Condition, and all other conditions to the Offer were satisfied or waived. Immediately after the Expiration Time, Merger Sub irrevocably accepted for payment, and will promptly pay for, all Shares validly tendered and not properly withdrawn prior to the Expiration Time.

Parent and Merger Sub expect to complete the acquisition of the Company on August 28, 2020 by consummating the Merger pursuant to the Merger Agreement without a meeting of the stockholders of the Company in accordance with Section 251(h) of the DGCL. As of the Effective Time, each Share (except as otherwise provided in the Merger Agreement) not owned directly or indirectly by Parent, Merger Sub or the Company was converted into the right to receive an amount in cash equal to $9.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Merger Agreement.

Following consummation of the Merger, the Shares will be delisted and will cease to trade on NYSE. Parent and Merger Sub intend to take steps to cause the termination of the registration of the Shares under the Exchange Act and the suspension of all of the Company’s reporting obligations under the Exchange Act as promptly as practicable.

On August 28, 2020, Parent issued a press release announcing the expiration and results of the Offer and the expected consummation of the Merger. The full text of the press release is attached as Exhibit (a)(5)(E) to the Schedule TO and is incorporated by reference herein.”

ITEM 9. EXHIBITS.

“ITEM 9. EXHIBITS” is amended and supplemented by adding the following:

“Exhibit
No.	Description

(a)(12)	Press Release issued by Parent, dated August 28, 2020 (incorporated by reference to Exhibit (a)(5)(E) to the Schedule TO filed with the Commission by Parent and Merger Sub on August 28, 2020).”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLOBALSCAPE, INC.

By:	/s/ Karen J. Young
	Name:	Karen J. Young
	Title:	Chief Financial Officer

August 28, 2020